FORM 4 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                                     AMENDMENT NO. 2

             Filed pursuant to Section 16(a) of the Securities Exchange
                  Act of 1934, Section 17(a) of the Public Utility
                 Holding Company Act of 1935 or Section 30(f) of the
                           Investment Company Act of 1940


            1.  Name and Address of Reporting Person

            Wettreich             Daniel
             (Last)              (First)                     (Middle)

            2415 Midway Road, Ste. 115
                                      (Street)

            Carrollton            TX            75006
            (City)               (State)        (Zip)

            2.  Issuer Name and Ticker or Trading Symbol

            WINCROFT, INC.  WINN

            3.  IRS or Social Security
                 Number of Reporting
                 Person (Voluntary)

            4.  Statement for
                 Month/Year
                 2/99

            5.  If Amendment,
                 Date of Original
                 (Month/Year)

            6. Relationship of Reporting Person to Issuer (Check all applicable)

                 _____Director       __x___10% Owner

                 _____Officer (give  _____Other (specify
                                          title              below)
                                           below)

             Table 1 - New-Derivative Securities Acquired, Disposed of,
                                or Beneficially Owned

            1.  Title of Security  (Instr. 3)
            Common Stock

            2.  Transaction  Date (Month/Day/ Year)

                 2/99

            3.  Transaction  Code  (Instr. 8)

            4.  Securities Acquired (A)  or Disposed of (D)  (Instr. 3,4
            and 5)

                 D & A

            5.  Amount of Securities  Beneficially Owned at End of  Month
               (Instr. 3 and 4)

                 825,000 (I)

             6.  Ownership  Form: Direct (D) or Indirect (I)  (Instr. 4)

                 825,000 (I)

            7.  Nature  of Indirect Beneficial Ownership   (Instr. 4)
                            See note


             Table II - Derivative Securities Acquired, Disposed of, or
                                 Beneficially Owned
                 (e.g., puts, calls, warrants, options, convertible
                                     securities)

            1.  Title of Derivative Security  (Instr. 3)

            2.  Conversion or Exercise Price of Derivative Security

            3.  Transaction Date (Month/ Day/ Year)

            4.  Transaction Code  (Instr. 8)

            5.  Number of Derivative Securities Acquired (A) or Disposed
               of (D)  (Instr. 3,4, and 5)

            6.  Date Exercisable and Expiration Date (Month/Day/Year)

            7.  Title and Amount of Underlying Securities (Instr. 3 and 4)


                       Title                               Amount or Number
                                                            of Shares


            8.  Price  of Derivative Security (Instr.5).

            9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)

            10. Ownership Form of Derivative Security: Direct  (D) or
                Indirect (I) (Instr. 4)


            11. Nature of Indirect Beneficial  Ownership  (Instr. 4)

                         See note.

            Explanation of Responses: 700,000 was sold by Camelot Corporation of which Mr. Wettreich is a director to Texas Country Gold Development, Inc., of which he is also a director. Camelot no longer owns any common shares in Wincroft, Inc. In September 1998, Forme Capital, Inc. of which Mr. Wettreich is a director and office acquired 125,000 restricted common shares of the Issuer. Mr. Wettreich disclaims any beneficial interest in the shares owned by Texas Country Gold Development, Inc. and Forme Capital, Inc.



            BY:  /S/ DANIEL WETTREICH
                 DANIEL WETTREICH